The Royce Funds
1414 Avenue of the Americas New York, NY 10019 (212) 355-7311 (800) 221-4268

                                                                    June 16, 2006

Securities and Exchange Commission
Attn: Sheila Stout, Senior Staff Accountant
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Division of Investment Management

        Re: Pennsylvania Mutual Fund, a series of The Royce Fund (File No. 811-03599)

Dear Ms. Stout:

        I am writing in connection with our recent telephone conversation concerning Rule 35d-1 (the "Rule") under the Investment Company Act of 1940 as it applies to Pennsylvania Mutual Fund ("PMF"), a series of The Royce Fund. The Rule requires that an investment company with a name that suggests that it focuses its investments in a particular country or geographic region adopt a policy to invest at least 80% of its assets in investments that are tied economically to the particular country or geographic region suggested by its name. The final release relating to the Rule (Release No. IC-24828) clarifies the Securities and Exchange Commission's ("SEC") intent with respect to the applicability of the Rule to a fund such as PMF in note 22 stating:

One commenter expressed concern that the rule, by its terms, would apply to an investment company with a long-standing trade name that includes a geographic location, such as the city where the company is headquartered, but which is not intended to refer to the geographic region for which the company invests. We do not intend that rule 35d-1 would require an investment company to change its name in these circumstances, where the connotation of the name is clear through long-standing usage and there is no risk of investor confusion.

        We believe that PMF clearly meets the criteria set forth above. PMF does not hold itself out to invest in the securities of companies tied economically to the state of Pennsylvania but rather, normally invests at least 65% of its net assets in the equity securities of small- and micro-cap companies. With an inception date of December 12, 1962, PMF is a long-standing trade name and its investment strategy is detailed clearly in its prospectus. As a result, the connotation of PMF's name is clear through long-standing usage and there is no risk of investor confusion. In addition, this issue has previously been addressed to the satisfaction of other members of the SEC's staff.

        Please do not hesitate to call me at (212) 508-4578 with any additional questions you may have relating to this matter.

Very truly yours,
/s/ John E. Denneen
John E. Denneen Secretary

cc:	Charles M. Royce John D. Diederich